Exhibit 99.1

Alibaba Group Founder Jack Ma Adopts Rule 10b5-1 Sales Plan

Jack Ma, founder and executive chairman of Alibaba Group Holding Limited (the “Company”), and an entity under a trust established for the benefit of Mr. Ma and his family have adopted a pre-arranged stock sales plan in accordance with Rule 10b5-1 of the Securities and Exchange Act of 1934. The plan allows for the sale of up to 9.9 million shares of the Company’s stock over a 12-month period commencing in September 2016.

This plan has been put in place for ordinary wealth planning purposes and to meet philanthropic commitments. The 9.9 million shares of the Company’s stock represent approximately 5% of the holdings under Mr. Ma’s beneficial ownership.

In accordance with the trading plan, the sales will occur from time to time pursuant to fixed instructions for trades based on price and volume restrictions, to be executed by a third-party broker.

SEC Rule 10b5-1 allows corporate officers and directors to adopt written, pre-arranged stock trading plans to meet commitments and wealth planning requirements, spreading stock trades out over an extended period of time to reduce any market impact and avoid concerns about whether they had material, non-public information.